EXHIBIT 9

Morningstar Credit Ratings, LLC

Form NRSRO

Compliance Officer

- The designated compliance officer for Morningstar Credit Ratings, LLC is **D. Scott Schilling**.

- Mr. Schilling is a full-time employee of Morningstar, Inc.

- Morningstar Credit Ratings, LLC is a wholly-owned subsidiary of Morningstar, Inc.
    - Morningstar, Inc. acquired Morningstar Credit Ratings, LLC (then known as Realpoint, LLC) in May, 2010.

- Mr. Schilling has previously served as Morningstar Credit Ratings, LLC designated compliance officer from November 2010 to March 2012 and March 2015 to June 2015.

Mr. Schilling's employment history and post-secondary educational background are presented below.

EMPLOYMENT HISTORY

Morningstar, Inc.
2000 – Present
Global Chief Compliance Officer

Lincoln Investment Management, Inc.
1994 to 2000
Senior Compliance Consultant

Lincoln National Life Insurance Company
1988 to 1994
Mutual Fund Accounting Manager

Lincoln National Corporation
1987 - 1988
Internal Auditor

EDUCATION
Purdue University (1983) – Bachelors of Science – General Management/Option Accounting

CERTIFICATION
Certified Securities Compliance Professional®

DESIGNATION
Claritas Investment Certificate – CFA Institute

SECURITIES LICENSES
Series 7	General Securities Representative
Series 24	General Securities Principal
Series 28	Introducing Broker/Dealer Financial and Operations Principal
Series 63	Uniform Securities Agent State Law Examination